Exhibit 10.1

October 5, 2011

Mr. John C. Robinson

Chairman and CEO

Group Robinson LLC

3000 Sand Hill Road

Building Two, Suite 110

Menlo Park, California 94025

Dear John:

This engagement letter sets forth our mutual understanding concerning the retention by Beacon Power Corporation (the “Company”) having a place of business at 65 Middlesex Road, Tyngsboro, MA, 01879 of Group Robinson LLC (“Robinson”), having a place of business at 3000 Sand Hill Road, Building Two, Suite 110, Menlo Park CA 94025 on an exclusive basis (subject to Section 1) to assist the Company in financing the US Project and Foreign Project(s) referenced below) for one or more of its Frequency Regulation Plants (“Plant”) on the terms set forth herein.

1.                                       Scope of Engagement.

(a)                                  Robinson will assist the Company in raising and negotiating approximately $25-$30 million in third-party funding (most likely in the form of equity and/or debt financing) to fund a portion of the manufacturing, construction and certain operating costs for a 20MW Plant in Pennsylvania (the “US Project”). Robinson shall work with investors the Company has already spoken to about this US Project (including but not limited to those previously disclosed by the Company to Robinson) as well as potential investors not yet contacted by the Company.  Robinson acknowledges and agrees to cooperate if the Company favors an approach that entails a coordinated financing both for the US Project and for the Company, perhaps with some overlap in the investor(s) for each and thus certainly requiring coordinated and collaborative efforts by all the Company’s financial advisers, of which Robinson is one.

(b)                                 Robinson will assist the Company in developing one or more deferred payment financing models (“Lease Model”) and, where applicable, an associated Information Memorandum to be used in Company proposals for manufacturing, constructing and operating Plants in non-US locations (individually a “Foreign Project”). As part of this work, Robinson shall work with the ExIm Bank, the IFC, the EBRD and other national or multi-lateral funding groups as well as potential private sector institutional investors to i) obtain their preliminary

Beacon Power Corporation • 65 Middlesex Road, Tyngsboro, MA 01879 • Phone: 978.694.9121 Fax: 978.694.9127

www.beaconpower.com

Lease Model financing quotes in response to the Lease Model for each Foreign Project, and ii) obtain financing commitments for and negotiate a Robinson Lease Package (as defined below) for the manufacturing, construction and operation of mandated projects (ie, Foreign Projects for which the Company has engaged in material, targeted sales discussions).  The combination of the foregoing Lease Model and the associated financing are known herein as the “Robinson Lease Package.”

Robinson’s tasks will also include assisting the Company in each such Foreign and U.S. Project by providing financial advisory services such as, but not limited to: (i) analyzing the various financial commitments for the Project, the timing of construction, equipment delivery and expenditures, and projected cash flows in order to determine the optimal structures, (ii) consulting to the Company on how to optimize the various agreements (e.g., proposed operating agreements) for the Project so as to best match the expectations of the investors for the Project at issue,, (iii) making the Robinson Lease Package spreadsheets and their underlying formulas available to the Company, with no hidden cells or formulas, to enable the Company to understand, work and plan with the Robinson Lease Package, (iv) assisting the Company if it prepares an Information Memorandum, descriptive of the Project, to be distributed to Robinson Investors as part of the Lease Model, (v) contacting Robinson Investors that are on the above list that may be likely to participate in the Project and making the Lease Model available to them, and then assisting in representing the Company in the negotiations with respect to the Project, (vi) participating in the due diligence process conducted by Robinson Investors and (vii) assisting in the closing of a Project and the associated Robinson Lease Package.

(c)                                  For a period of 16 months from the execution date of this agreement, Robinson shall have the advisory exclusive to assist the Company in obtaining financing commitments for and negotiating a Robinson Lease Package with respect to any Foreign Project, including the proposed plants in Turkey and Ireland, for which the Company is engaged in material, targeted sales discussions that the Company has stated may include a Lease Model financing option.  Although the Company already has an engagement with other advisers previously disclosed to Robinson for possible project investment by certain financial firms (also previously disclosed), collectively known herein as the “Other Financial Firms”), the compensation elements of which the Company intends to honor, Robinson is authorized to treat the Other Financial Firms as Robinson Investors in the sense that Robinson may contact and negotiate with them and will be compensated hereunder for any involvement by those firms in Projects as if they were solely Robinson Investors.   The Company shall assume the responsibility to pay the claims, if any, from any agent(s) which had previously worked on the Company’s behalf for the US Project or a Foreign Project.

(d)                                 For purposes of this agreement, the term “Robinson’s Investors” shall refer to those of the potential third party investors that are referenced above in clauses (a), (b)

and (c), and which are pre-approved by the Company from a list supplied from time to time by Robinson and to which Robinson has supplied information such as an executive summary on a US or Foreign Project.  For clarity, except as described in paragraph 1(a) above, this engagement is for financing projects, and not, for example, for raising funds at the parent company level nor for merger or acquisition transactions, nor transactions with third parties that are commercial transactions (that is, not primarily a financing transaction).  Robinson acknowledges, for example, that the Company has had (and may have or may have in the future) engagements with other advisers for parent company financing.    The Parties acknowledge that potential investors in the projects are likely to require additional financing at the Company level in order assure that the Company has adequate resources to construct and operate one or more projects.

2.                                       Compensation and Expenses.

(a)                                  Upfront Retainer:  Robinson shall be paid by wire transfer a one-time upfront retainer equal to an aggregate of $60,000, $15,000 having been paid prior to the execution date of this agreement and the balance of $45,000 to be paid by October 6, 2011.    This retainer is to cover work by Robinson on the US Project and the projects in Turkey and Ireland over the next 4 months and no other retainers shall be owed to Robinson in 2011.

(b)                                 Monthly Retainers:  No monthly retainer shall be payable in respect to the US Project. For a Foreign Project, but not before July 2012, Robinson shall be paid a monthly retainer equal to a total of $10,000 for work on one or more Foreign Projects where the Company has asked Robinson to develop a Robinson Lease Package.  For Foreign Projects for which the Company has obtained a contractual commitment to build a Plant, and which will utilize a Robinson Lease Package to be arranged by Robinson, the monthly retainer will be $20,000 payable commencing in the month which the Company receives the sales or similar contract to build a Plant.  The monthly retainer total paid to Robinson shall not exceed $20,000 in the aggregate per month, and any monthly retainers paid to Robinson under this paragraph (b) for a particular project shall be deducted from the success fee payable to Robinson for that project.  The $20,000 retainer will decline to $10,000 if the first Foreign Project closes without a second Foreign Project having yet received a contractual commitment to build a Plant (later increasing back to $20,000 if such a second commitment is obtained).   Retainers cease at the end of the term.

(c)                                  Success Fee:

(i)                                     US Project: Robinson shall be paid a lump sum success fee equal to 2.5% of the total financing amount (“Financing Amount”) committed by Robinson’s Investors under executed financing documentation.  This fee shall be payable to Robinson no later than five (5) business days after the first disbursement to the Company of funding of the US

Project by Robinson’s Investors (the “Funding Date”).  The entire lump sum shall be paid in that manner so long as such sum is disbursed to the Company at the Funding Date by the investors without reduction of other elements of the Project to be covered by such disbursement; or, if not, then it shall be paid from time to time proportionate to each such disbursement of funds to the Company.  The Company shall use its best efforts to have the success fee paid upfront in a lump sum.

(ii)                                  Foreign Project: For each project successfully closed with a Robinson Lease Package arranged by Robinson, Robinson shall be paid a lump sum success fee equal to 3% of the total project cost actually invested by the Robinson Investors (“Project Cost”). The Success Fee shall be payable to Robinson no later five (5) business days after the first disbursement to the Company of funding of the Foreign Project by Robinson’s Investors.  The entire lump sum shall be paid in that manner so long as such sum is disbursed to the Company at such Foreign Project Funding Date by the investors without reduction of other elements of the Project to be covered by such disbursement; or, if not, then it shall be paid from time to time proportionate to each such disbursement of funds to the Company. The Company shall use its best efforts to have the success fee paid upfront in a lump sum.

(iii)                               Non-utilization Fee: If the Company submits to a potential customer a Robinson Lease Package proposal developed by Robinson under this agreement for a Foreign Project and the customer for that project elects instead to pay for the Plant under a traditional sales agreement or similar contract then Robinson shall be paid a fee equal to 1.50% of the total project cost that is actually paid by the Foreign Project buyer to purchase the Plant (or, in the event of a lease that is not a Lease Model and not financed by Robinson Investors, the Project Cost actually invested by those non-Robinson Investors).  Project Cost excludes any amounts that are not for purchase of the Plant (e.g., costs for services), and also does not include options for expansion or for other plants in the future.  In situations where there is a Non-utilization Fee, there will be no deduction of monthly retainers paid to Robinson for that project.  This fee shall be payable to Robinson no later than five (5) business days after the first disbursement of funds to the Company for such a project.   The entire lump sum shall be paid in that manner so long as such sum is disbursed to the Company at such Funding Date by the investors without reduction of other elements of the Project to be covered by such disbursement; or, if not, then it shall be paid from time to time proportionate to each such disbursement of funds to the Company. The Company shall use its best efforts to have the Non-Utilization fee paid upfront in a lump sum.

(d)                                 Warrant Coverage:   In further consideration of the services described in 1(a) above, within 30 days after the execution of this Agreement, Robinson will be issued warrants to purchase 3,000,000 shares of Company common stock at an exercise price of the higher of book value (which the Company believes is $1.03 as of 9.23.2011 or $0.70 (or the last reported closing price of the common stock at the time of the execution of this agreement if higher).  These warrants will vest on the first funding date by Robinson’s Investors at a rate of 85,000 warrants per $million of the total amount committed by Robinson’s Investors for the US Project or any Foreign Project.  As an example, 2,000,000 of the warrants would vest with an aggregate commitment of $23.529 milllion and all the warrants would be vested with an aggregate commitment of $35.294 million in the first Project or Projects that close.

On the date when at least 2,000,000 of the foregoing warrants have vested, the Company will issue a second tranche of warrants for a number of shares equal to $3,000,000 of Beacon common stock (6% of $50 million) but not to exceed a number such that when combined with all shares underlying the preceding warrant as well as others that may be then owned by Robinson equal 19.9% of the shares outstanding at that time.  The exercise price of this second warrant shall be the higher of book value or $0.70 (or the last reported closing price of the common stock at the time of execution of this agreement, if higher). This second tranche of warrants will commence vesting after the first tranche has fully vested, at a rate that is proportionate to additional aggregate commitment amounts by Robinson’s Investors so that they would be fully vested once there is a Funding Date for an additional aggregate amount of $50 million. In no event will the warrants be exercisable for any amount that would cause Robinson to beneficially own (when combined with other securities, as described above) more than 19.9% of the shares outstanding at the time, nor for an amount which would require stockholder approval under Nasdaq’s change of control rules.

Both tranches of warrants would expire on October 1, 2016, and they will become exercisable to the extent vested from time to time.  Any unvested warrants will expire at the expiration of the Tail described in paragraph 4.

(e)                                  Out of Pocket Expenses:   In addition to any compensation described above, whether or not any financing is consummated, the Company shall reimburse Robinson, on a monthly basis, for all reasonable out-of-pocket travel and entertainment expenses incurred by Robinson in providing the services contemplated hereby.  All air travel shall be in the same class of service as used by Company representatives except for international travel which may be in business class.  Robinson shall obtain preapproval of expenses that are anticipated to exceed $5,000 per month (except for the trip to Turkey on September 10-15, 2011), as well as of international itineraries.  All such individual expenses in excess of seventy-five ($75) shall be evidenced by receipts or other written documentation.

3.                                       Investor Contact

(a) During the term of this agreement, the Company shall promptly refer to Robinson all potential investors for the US Project (including those already contacted) or a

Foreign Project and Robinson shall be the principal point of contact for all potential Project investors on Project matters unless the Company and Robinson agree otherwise

(b)                                 Robinson agrees to consult regularly with the Company regarding which potential investors will be solicited, as well as the status of the solicitation process.  Subject to the terms of this agreement, there will be no exceptions or exclusions of investors for purposes of determining Robinson’s Investors.

4.                       Term and Termination.

The term of this engagement shall be for a maximum period of 16 months from the execution date of this agreement unless terminated in accordance with this section 4.  Upon any such termination, Robinson shall cooperate with the Company in the transition of pending opportunities to such other arrangement as the Company may specify.  The Company may terminate this Agreement in the first four months only for Cause.  In the event after the first four months that the Company terminates this agreement other than for Cause, Robinson shall be entitled to the payment of the success fees set forth in paragraph 2(c&d) for any Project financing that the Company closes within 12 months (the “Tail”) following the notice date of such termination with any of Robinson’s Investors. “Cause” shall be defined as (i) Robinson’s continued willful failure, after 30 days’ advance written notice, substantially to perform its duties and responsibilities to the Company, (ii) Robinson’s commission of any act of fraud, embezzlement or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company, or (iii) unauthorized use or disclosure by Robinson of any proprietary information or trade secrets. Other than compensation that is owed, or that may become owed, to Robinson as set forth in this letter agreement, any termination of this engagement pursuant to this paragraph 4 shall otherwise be without liability or continuing obligation for either party.

5.                                       Responsibility for Disclosure.  The Company shall provide Robinson all information material to its business and operations as well as any other relevant information which Robinson reasonably requests in connection with the performance of its services hereunder. The Company represents and warrants to Robinson that all such information, and all information released to the public or filed by the Company with any relevant government agency or regulatory body, will be accurate and complete at the time it is furnished or filed, and the Company agrees to keep Robinson advised of all material developments affecting the Company through the term of Robinson’s engagement.  The Company recognizes that, in rendering its services hereunder, Robinson will be using information provided by the Company, as well as information available from other sources deemed appropriate by Robinson.  The Company further acknowledges that Robinson does not assume responsibility for and may rely, without independent verification, on the accuracy or completeness of any such information that is supplied by the Company.

6.                                       Indemnification and Contribution.

(a)                                  The Company agrees that in the event Robinson or any of Robinson’s officers, employees, agents, affiliates or controlling persons, if any (each of the foregoing, including Robinson, an “Indemnified Person”), become involved in any capacity (whether or not as a party) in any actual or threatened action, claim, proceeding or investigation (including any security holder action or claim or any action brought by or in the right of the Company, but excluding any material breach or alleged material breach of Robinson’s obligations hereunder) related to or arising out of its engagement, including any related services already performed under this Agreement and any modifications or future additions to such engagement, the Company will promptly upon demand advance to such Indemnified Person, or reimburse each such Indemnified Person for, the legal and other reasonable expenses (including the cost of any investigation and preparation) for a single law firm for all Indemnified Persons as and when they are to be incurred, or are incurred, in connection therewith.

(b)                                 In addition, the Company will indemnify and hold harmless each Indemnified Person from and against, and no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors for, any losses, claims, damages, judgments, fines, liabilities or expenses (including, without limitation, attorney’s fees and expenses) related to or arising out of its engagement, any services provided thereunder or any transactions or proposed transactions related thereto (other than material breach or alleged material breach of Robinson’s obligations hereunder), including any related services already performed (as mentioned above) and any modifications or future additions to such engagement, whether or not any pending or threatened action, claim, proceeding or investigation giving rise to such losses, claims, damages, liabilities or expenses is initiated or brought by or on behalf of the Company and whether or not in connection with any action, claim, proceeding or investigation in which the Company or any Indemnified Person is a party, except to the extent that any such loss, claim, damage, judgment, fine, liability or expense is found by a court of competent jurisdiction in a judgment that has become final in that it is no longer subject to appeal or review to have resulted directly from such Indemnified Person’s bad faith, willful misconduct or gross negligence.

(c)                                  If for any reason the foregoing indemnification is held unenforceable, then the Company shall contribute to the loss, claim, damage, liability or expense for which such indemnification is held unenforceable in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Company and its security holders on the one hand and the party entitled to contribution on the other hand in the matters contemplated by this engagement, as well as the relative fault of the Company and such party with respect to such loss, claim, damage, liability or expense and any other relevant equitable considerations.  The Company agrees that, to the extent permitted by applicable law, in no event shall the Indemnified Persons be responsible for or be required to contribute amounts which in the aggregate exceed the fees, if any, actually paid or committed to be paid to Robinson for such financial advisory services.

(d)                                 The Company’s reimbursement, indemnity and contribution obligations under this letter shall be in addition to any liability which the Company may otherwise have and shall not be limited by any rights Robinson or any other Indemnified Person may otherwise have.  The Company agrees that, without Robinson’s prior written consent, which will not be unreasonably withheld, the Company will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, proceeding or investigation in respect of which indemnification or contribution could be sought hereunder (whether or not Robinson or any other Indemnified Person is an actual or potential party to such claim, action, proceeding or investigation), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action, proceeding or investigation.

(e)                                  The provisions of this paragraph 6 shall remain in effect indefinitely, notwithstanding the completion of this engagement, the expiration of the term hereof or any other termination of this engagement.

7.                                      Late Payments

Any payments due Robinson under this agreement and not paid by the due date shall accrue interest at 1% per month (or, if lower, the highest amount allowed by law) until paid.

8.                                       Miscellaneous.  No waiver, amendment or other modification of this agreement shall be effective unless in writing and signed by each party to be bound hereby.  This agreement, and any claim related directly or indirectly to this agreement, shall be governed by, and construed in accordance with, the laws of the State of New York without reference to the conflict of laws provisions thereof.  The parties agree to submit any dispute under this agreement to binding arbitration in San Mateo County, California, in accordance with the rules of the American Arbitration Association. The obligations of this agreement shall be binding upon and shall inure to the benefit of the parties hereto, the Indemnified Persons hereunder and any of their successors, assigns, heirs and personal representatives.

Please confirm that the foregoing is in accordance with your understanding of the terms of your engagement by signing and returning to us the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement between us.

Very truly yours,

		By:	/s/ F. William Capp
		Name:	F. William Capp
		Title:	Chief Executive Officer

Accepted and agreed to
as of the date first above written:
GROUP ROBINSON LLC

By:	/s/ John C. Robinson
Name:	John C. Robinson
Title:	Chairman and CEO